FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 11, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            11 May 2004 Director Shareholding

Exhibit 99


Unilever PLC

TSR Long-Term Investment Plan ("LTIP")

Directors' interests in ordinary shares of the Company

Unilever granted awards to directors and employees under its LTIP in May 2001. These awards included conditional rights to PLC ordinary shares and PLC ADRs (each ADR represents four ordinary 1.4p shares). On 9 May 2004 this award vested at 100%. PLC Ordinary Shares as per the table were sold on 10 May 2004 at a share price of 522.8108p.

The tables below set out the details of the vest and sale if applicable for each director.

PLC Ordinary 1.4p Shares


  Director        Conditional    Conditional    No. of       No. of     Balance of        % of     Balance        % of
                       Shares         Shares    shares       shares    Conditional     capital          of     capital
                      Awarded         Vested      sold     retained     Shares not                interest
                                                                        yet vested                  in PLC
                                                                                                    shares
  A Burgmans           48,360         48,360    25,197       23,163        139,680       0.005     125,342       0.004
  A C Butler           30,225         30,225    12,417       17,808         87,306       0.003     103,149       0.004
  P J Cescau           30,225         30,225    15,748       14,477         87,306       0.003      80,165       0.003
  K B Dadiseth         30,225         30,225    12,417       17,808         87,306       0.003      80,085       0.003
  N W A FitzGerald     48,360         48,360    48,360            -         88,517       0.003     445,851       0.015
  A R van Heemstra     30,225         30,225     5,197       25,028         87,306       0.003      72,872       0.003
  R H P Markham        30,225         30,225         -       30,225         87,306       0.003     131,788       0.005

PLC ADRs (each ADR represents four PLC Ordinary 1.4p shares)

  Director        Conditional    Conditional    No. of       No. of     Balance of        % of     Balance        % of
                       Shares         Shares    shares       shares    Conditional     capital          of     capital
                      Awarded         Vested      sold     retained     Shares not                interest
                                                                        yet vested                  in PLC
                                                                                                  Ordinary
                                                                                                    Shares
  C B Strauss           5,895          5,895         -        5,895         11,079       0.002    109,290*       0.004


* 39,412 of PLC Ordinary Shares are held as PLC ADRs